                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                                   FORM 11-K

(Mark One)
[ X ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year end December 31, 1999

                                      OR

[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

            RETIREMENT AND SAVINGS PLAN FOR AMGEN PUERTO RICO, INC.
           State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
                     (Full title and address of the plan)

                                  AMGEN INC.
                    (Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California                   91320-1799
     (Address of principal executive offices)                       (Zip Code)

                      The Retirement and Savings Plan for
                            Amgen Puerto Rico, Inc.

                           Financial Statements and
                             Supplemental Schedule


                    Years ended December 31, 1999 and 1998



                                   Contents


Report of Independent Auditors...............................................................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................................................  2
Statements of Changes in Net Assets Available for Benefits...................................................  3
Notes to Financial Statements................................................................................  4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year...............................................  8

                        Report of Independent Auditors


Amgen Puerto Rico, Inc., as Named Fiduciary, and the Plan Participants of the Retirement and Savings Plan for Amgen Puerto Rico, Inc.

We have audited the accompanying statements of net assets available for benefits of Retirement and Savings Plan for Amgen Puerto Rico, Inc. (the Plan) at December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1999 financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the 1999 financial statements taken as a whole.


                                                   /s/ Ernst & Young LLP

April 28, 2000
San Juan, Puerto Rico

Stamp No.  1631064
affixed to
original of
this report.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

                Statements of Net Assets Available for Benefits

                                                              December 31
                                                        1999              1998
                                                 -----------------------------------
Assets
Investments at fair value                            $21,429,514       $11,954,519
Contributions receivable                                  74,680            52,531
                                                 -----------------------------------

Net assets available for benefits                    $21,504,194       $12,007,050
                                                 ====================================

See accompanying notes.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

          Statements of Changes in Net Assets Available for Benefits

                                                                                         Year ended December 31
                                                                                         1999              1998
                                                                                 ------------------------------------
Additions to net assets:
   Employee contributions                                                            $  1,061,629       $   842,097
   Employer contributions                                                               1,167,733         1,008,770
   Rollover contributions                                                                 137,422            60,789
   Interest and dividend income                                                           698,650           361,931
   Realized/unrealized gain                                                             6,957,698         2,975,777
                                                                                 ------------------------------------
Total additions                                                                        10,023,132         5,249,364

Deductions from net assets:
   Benefits paid                                                                          522,588           145,078
   Fees and commissions                                                                     3,400             3,743
                                                                                 ------------------------------------
Total deductions                                                                          525,988           148,821
                                                                                 ------------------------------------
Net increase                                                                            9,497,144         5,100,543

Net assets available for benefits at beginning of year                                 12,007,050         6,906,507
                                                                                 ------------------------------------

Net assets available for benefits at end of year                                      $21,504,194       $12,007,050
                                                                                 ====================================

See accompanying notes.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

                         Notes to Financial Statements

                               December 31, 1999




1.  Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Puerto Rico, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Puerto Rico, Inc. (the Company). The Plan was established effective May 1, 1992 and was amended and restated effective April 1, 1996. The Plan is qualified under Section 1165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) and (k) of the Internal Revenue Code of 1986, as amended (the Code).

Contributions

The Company makes contributions for all eligible employees, whether or not they have elected to make contributions to the Plan, with a Core contribution equal to 3% of each employee's eligible compensation each pay period. In addition, for employees who make contributions to the Plan, the Company makes matching contributions equal to 100% of the first 5% of the employee's eligible compensation per pay period.

Participants may contribute up to 10% of their wages (a maximum of $8,000 and $7,500 in 1999 and 1998, respectively) to the Plan in accordance with the applicable income tax regulations. Such contributions, up to a specified maximum amount, are made on a "pre-tax" basis.

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; however, no more than 50% of their total contributions may be invested in the Amgen Inc. Stock Fund.

Vesting

Participants are immediately vested with respect to their individual contributions, and earnings thereon. Participants become vested in the other Company contributions upon completing the requisite number of years of service. Employees must work a minimum of 1,000 hours within a Plan year to receive vesting for that year of service.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

1.  Description of the Plan (continued)

Vesting (continued)

The vesting schedule for the Company's matching contributions, and related earnings thereon, is as follows:

        Years of Service                              Vesting Percentage
        ----------------                              ------------------
        Less than 1                                             0%
        1 but less than 2                                      25%
        2 but less than 3                                      50%
        3 but less than 4                                      75%
        4 or more                                             100%

The vesting schedule for the Company's Core contributions, and related earnings thereon, is as follows:

         Years of Service                             Vested Percentage
         ----------------                             -----------------
          Less than 5                                           0%
          5 or more                                           100%

The Company's contributions become fully vested upon attainment of normal retirement age, disability or death. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Payment of Benefits

Upon retirement, a participant may elect to receive a lump-sum payment in cash and/or shares of the Company's common stock. The number of shares of Company common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Loans can be made to a participant generally up to 50% of the participant's vested account balance. The loans bear interest at the average borrowing rates of certain major banks (ranging from 8.00% to 9.45% during 1999 and from 8.73% to 12.03% during 1998) and are generally payable in installments over periods ranging from one to five years. Principal and interest payments are allocated to the participant's account.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

1.  Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

Trustee

Banco Santander is the trustee of the Plan.


2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Investment Income

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumption that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                                1999               1998
                                                                          ------------------ ------------------
               Amgen Inc. Stock Fund                                           $10,085,689         $4,091,643
               Fidelity Magellan Fund                                            2,826,356          1,848,819
               Fidelity Spartan U.S. Equity Index                                2,238,344          1,713,252
               Fidelity OTC Portfolio                                            1,963,267            935,221
               Fidelity Growth & Income Portfolio                                1,219,038            969,993

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,957,698 and $2,975,777 as follows:

                                                                                       Year ended
                                                                                1999               1998
                                                                          ------------------ ------------------
               Amgen Inc. Stock Fund                                           $5,496,131         $1,901,510
               Mutual funds                                                     1,461,567          1,074,267
                                                                          ------------------ ------------------
                                                                               $6,957,698         $2,975,777
                                                                          ================== ==================

4.  Income Tax Status

In April 1996, the Company received a determination letter from the Puerto Rico Treasury Department that the Plan meets the requirements for qualification under the Puerto Rico Income Tax Act and the trust forming a part of the Plan is exempt from income taxes.


5.  Services Provided by the Company

The Company provides certain administrative and recordkeeping services for the Plan at no cost to the Plan participants. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

                             Supplemental Schedule

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

                                EIN: 77-0259777

                                  Plan: 35322

               Schedule H, line 4i - Schedule of Assets Held for
                      Investment Purposes at End of Year

                               December 31, 1999

                                                              Description of                               Current
               Identity of Issue                                Investment                   Cost           Value
-----------------------------------------------------------------------------------------------------------------------
Amgen Inc.*                                      Common stock 166,056 shares              $  2,332,874   $10,085,689

Fidelity Magellan Fund                           Mutual fund 20,686 shares                   2,146,708     2,826,356

Fidelity Growth & Income Portfolio               Mutual fund 25,849 shares                     964,557     1,219,038

Fidelity Retirement Money Market Portfolio       Money market portfolio                        411,279       411,279

Fidelity Overseas Fund                           Mutual fund 13,612 shares                     476,478       653,536

Fidelity Spartan U.S. Equity Index               Mutual fund 42,971 shares                   1,242,786     2,238,344

Fidelity Short-Term Bond                         Mutual fund 75,196 shares                     651,111       639,168

Fidelity OTC Portfolio                           Mutual fund 28,884 shares                   1,136,208     1,963,267

Fidelity Asset Manager                           Mutual fund 4,225 shares                       74,344        77,651

Fidelity Asset Manager: Growth                   Mutual fund 15,403 shares                     277,727       302,967

Fidelity Asset Manager: Income                   Mutual fund 9,606 shares                      116,001       116,996

Fidelity U.S. Bond Index Portfolio               Mutual fund 5,615 shares                       60,249        57,213

Fidelity Contrafund                              Mutual fund 4,357 shares                      242,842       261,500

Participant loans*                               Interest rates from 8% to 9.45%                     -       576,510
                                                                                        -------------------------------

                                                                                           $10,133,164   $21,429,514
                                                                                        ===============================


*Party-in-interest

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Retirement and Savings Plan
                                             for Amgen Puerto Rico, Inc.
                                                  (Name of Plan)



Date:           6/19/00                      By: /s/ Kathryn E. Falberg
        -------------------------                ----------------------
                                                 Kathryn E. Falberg
                                                 Chief Financial Officer,
                                                 Amgen Puerto Rico, Inc.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

                               Index to Exhibit



Consent of Ernst & Young LLP, Independent Auditors              Exhibit 1